UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85240 / March 1, 2019

Admin. Proc. File No. 3-18146

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In the Matter of

ACCELERATED AQUISITION XVII, INC.
  (a/k/a ACCELERATED ACQUISITION XVII, INC.),
AMBASSADORS INTERNATIONAL, INC.,
L & L ENERGY, INC., and
LIHUA INTERNATIONAL, INC.

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CORRECTED NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired.  No such petition has been filed by Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.), Ambassadors International, Inc., L & L Energy, Inc., or Lihua International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.), Ambassadors International, Inc., L & L Energy, Inc., and Lihua International, Inc.[2]  The order contained in that decision is hereby declared final.  The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,

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[1]    17 C.F.R. § 201.360(d).

[2]    *Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.), Ambassadors Int'l, Inc., L & L Energy, Inc., and Lihua Int'l, Inc.,* Initial Decision Release No. 1278 (Nov. 1, 2018), 2018 WL 5669382.  The stock symbols and Central Index Key numbers are:  1534629 for Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.); 946842 for Ambassadors International, Inc.; LLEN and 1137083 for L & L Energy, Inc.; and LIWA and 1399521 for Lihua International, Inc.

the registrations of each class of registered securities of  Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.), Ambassadors International, Inc., L & L Energy, Inc., and Lihua International, Inc., are hereby revoked.  The revocation is effective as of March 4, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.


Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

**Accelerated Aquisition XVII, Inc.
(a/k/a Accelerated Acquisition
XVII, Inc.),
Ambassadors International, Inc.,
L & L Energy, Inc.,** and
**Lihua International, Inc.**

**Initial Decision of Default**
November 1, 2018

Appearance:     David S. Frye for the Division of Enforcement,
                Securities and Exchange Commission

Before:         Cameron Elliot, Administrative Law Judge

## SUMMARY

This initial decision revokes the registration of the registered securities of Respondents Accelerated Aquisition XVII, Inc., Ambassadors International, Inc., L & L Energy, Inc., and Lihua International, Inc., due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

## INTRODUCTION

On September 5, 2017, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents.

*Accelerated Aquisition XVII, Inc.*, Initial Decision Release No. 1185, 2017 SEC LEXIS 3244 (ALJ Oct. 11, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2-3 (ALJ Sept. 12, 2018). Respondents were allowed to submit proposals for the conduct of further proceedings. *Accelerated Aquisition XVII, Inc.*, Admin. Proc. Rulings Release No. 5984, 2018 SEC LEXIS 2348 (ALJ Sept. 17, 2018). None did. I have therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP by September 19, 2017. *Accelerated Aquisition XVII, Inc.*, Admin. Proc. Rulings Release No. 6214, 2018 SEC LEXIS 2891 (ALJ Oct. 18, 2018). Because Respondents failed to timely answer, I ordered them to show cause why the registration of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id.* To date, Respondents have failed to answer, submit proposals for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

## FINDINGS OF FACT

Respondents are in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Accelerated Aquisition XVII, Inc. (a/k/a Accelerated Acquisition XVII, Inc.), Central Index Key (CIK) No. 1534629, is a void Delaware corporation located in San Mateo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a net loss of $875 for the prior six months. As of June 20, 2017, the common stock of the company was not publicly quoted or traded.

Ambassadors International, Inc., CIK No. 946842, is a void Delaware corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of $24,027,000 for the prior year. On April 1, 2011, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted into a Chapter 7 petition on March 2, 2012, and was still pending as of June 21, 2017. As of June 20, 2017, the common stock of the company was not publicly quoted or traded.

L & L Energy, Inc., CIK No. 1137083, is a revoked Nevada corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2014. As of August 30, 2017, the common stock of the company (ticker symbol LLEN) was traded on the over-the-counter markets.

Lihua International, Inc., CIK No. 1399521, is a void Delaware corporation located in Danyang City, Jiangsu Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2013. As of August 30, 2017, the common stock of the company (ticker symbol LIWA) was traded on the over-the-counter markets.

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

## CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511,

2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed the delinquency letters sent to them by the

Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP, submitted proposals for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

## ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Accelerated Aquisition XVII, Inc., Ambassadors International, Inc., L & L Energy, Inc., and Lihua International, Inc., are hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

 

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Cameron Elliot
Administrative Law Judge